EXHIBIT 12.1

Standard Pacific Corp. and Subsidiaries

Ratio of Earnings to Fixed Charges—Continuing Operations

(Dollars in thousands)

	Six months ended June 30,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
Earnings:
Net income	$66,752	$43,778	$118,689	$111,065	$100,142	$68,030	$45,877
Add:
Cash distributions of income from unconsolidated joint ventures	22,445	10,416	18,034	27,876	7,754	7,531	4,757
Income taxes	42,843	28,839	75,992	73,411	66,005	46,492	33,490
Homebuilding interest expense	3,487	2,573	5,489	4,158	3,599	1,519	1,168
Expensing of previously capitalized interest included in cost of sales	24,109	21,598	48,208	39,990	33,854	27,401	26,399
Interest portion of rent expense	250	200	400	400	400	400	400
Extraordinary charge from early extinguishment of debt, net of income taxes	—	—	—	—	—	—	1,328
Less:
Income from unconsolidated joint ventures	(23,516)	(8,332)	(29,938)	(28,387)	(17,196)	(6,984)	(4,158)
Net gain (loss) from discontinued operations, net of income taxes	—	—	—	—	—	(459)	199

Earnings:	$136,370	$99,072	$236,874	$228,513	$194,558	$143,930	$109,460

Fixed charges:
Homebuilding interest incurred	$34,865	$27,003	$56,667	$49,478	$39,627	$35,151	$29,010
Interest portion of rent expense	250	200	400	400	400	400	400

Fixed Charges	$35,115	$27,203	$57,067	$49,878	$40,027	$35,551	$29,410

Ratio of Earnings to Fixed Charges	3.9	3.6	4.2	4.6	4.9	4.0	3.7